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                        Bravo! Foods International Corp.
                      11300 U.S. Highway No/ 1, Suite 202
                           North Palm Beach, FL 33408


                                                             September 15, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jenifer Gallagher

      Re:    Bravo! Foods International Corp.
             Registration Statement on Form Sb-2
             Filed December 21, 2005
             File No. 333-130535

             Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005
             File No. 0-25039

             Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006
             File No. 0-25039

Dear Ms. Gallagher:

      This letter is in response to your request of the Company to set forth in writing the questions that we raised during our telephone conference call yesterday with you and Karl Hiller.

Issue
-----

      The purpose of this letter is to seek your advice on our proposed application of EITF 05-04 The Effect of a Liquidating Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19 and related standards as it relates to our November 23, 2005 common stock and warrant financing transaction.

Facts
-----

      We entered into a Securities Purchase Agreement on November 23, 2005 that provided for the sale of 40,500,000 shares of our common stock and warrants to purchase an additional 15,187,500 shares of our common stock. The Securities Purchase Agreement was filed as Exhibit 99.1 to our Current Report on Form 8-K that was filed on November 29, 2005.

      Pursuant to Article VI of the Securities Purchase Agreement, we extended registration rights to the investors. The common shares issued and issuable under the warrants were the subject of our Registration Statement on Form SB-2 that was filed on December 21, 2005, which currently is being reviewed by the Commission. The registration rights provide for liquidated damages (Section 6.1(d)) of 4%, declining to 3% in month two, for failure to achieve certain events, as follows:
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-  Filing a Registration Statement within 45 days of the financing
   (Sec. 6.1(d)(i));
-  Achieving effectiveness within 120 days of the financing (Sec. 6.1(d)(i));
-  Maintain the listing of the common stock (Sec. 6.1(d)(iii));
-  Delivery of common stock certificates (Sec. 6.1(d)(iv)); and,
-  Maintaining sufficient authorized and unissued shares of common stock
   (Sec. 6.1(d)(v)).

Liquidated damages are not explicitly limited.

Our Present Accounting Treatment
--------------------------------

      Our accounting, as provided in the most recent draft of our Annual Report on Form 10-KSB provided to you, reflects the classification of the above warrants as derivative liabilities, at fair value. This classification arose from the application of EITF 00-19 because certain other of our financings included variable conversion prices that put share settlement of our derivative instruments not within our control. However, we classified the balance of the proceeds from the November 23, 2005 financing in stockholders' equity. In addition, our accounting for the liquidated damages that we have incurred in our recent Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006, reflect the accounting for liquidated damages in accrued liabilities as they are incurred.

Discussion
----------

      We are reconsidering our proposed accounting, as described above, in light of the guidance of EITF 05-04 and EITF 00-19. In interpreting this guidance, it appears that:

      (i) The warrants failed the condition for equity classification, not solely because of other variable indexed instruments were present, but also because the arrangement does not explicitly permit us to settle in other than registered shares without incurring an uneconomic penalty (EITF 00-19, par. 14-18); and,
      (ii) The effect of the liquidated damages clause requires consideration regarding our ability to deliver registered shares and, therefore, our classification of the common stock as stockholders' equity.

      We note that paragraph 4 of EITF 05-04 addresses the effect of a liquidated damages penalty clause in a separate registration rights agreement on the accounting for a financial instrument subject to EITF 00-19. While we do not believe that our common stock is a financial instrument subject to EITF 00-19, it is our understanding that this guidance is required to be applied, by analogy, to financing transactions with facts similar to those surrounding the November 23, 2005 common stock financing. For example, we note that the Staff commented that freestanding registration rights agreements should be evaluated under the same framework provided in EITFs 05-04 and 00-19 at the AICPA's 2005 SEC/PCAOB Conference.

      According to the CCH Compendium of Issues discussed at that conference, the Staff observed that registration rights agreements with the following attributes would require Statement 133 derivative liability classification under Issue 00-19:

o  The registration rights agreement requires net cash settlement.
o The registration rights agreement requires liquidated damages that represent uneconomic settlements. The staff observed that the following settlements are uneconomic:
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   *  The liquidated damages are greater than the difference between the fair value of a registered share and an unregistered share;
   *  The liquidated damages accrue at 25% or more per year; and
   *  The liquidated damages are NOT explicitly limited.

Our Proposed Course of Action
-----------------------------

      Based upon this information, we are reconsidering our accounting afforded the November 23, 2005 common stock and warrant financing to comply with guidance in EITF's 00-19 and 05-04, as follows:

- We will continue to carry the warrants as derivative liabilities, and at fair value, so long as the registration rights agreement is in effect with respect to the applicable investors.

- We will apply View C (paragraphs 24-26) of EITF 05-04 by allocating proceeds to our estimate of the fair value of the freestanding registration rights agreement and classifying such amount as a derivative liability, subject to future fair value adjustments which result in charges or credits to income.

- We will classify the remaining proceeds associated with the common stock as a component of stockholders' equity.

      We appreciate your advice on our proposed application of these accounting standards to the November 23, 2005 common stock and warrant financing transaction because (i) existing literature is very limited and unclear as to its applicability to this transaction and (ii) this matter has not arisen during our communications with the Staff in connection with our previous filings.

      Please call me at your earliest convenience to discuss your views on the information in this letter.


                                            Sincerely yours,

                                            s/s
                                            Roy D. Toulan, Jr.
                                            Vice President, General Counsel